Exhibit 99.2

EVERBRIGHT DIGITAL HOLDING LIMITED

Everbright Digital Holding Limited
Unaudited interim condensed consolidated balance sheets
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	As of June 30, 2025	As of December 31, 2024
Assets
Current assets
Cash and cash equivalents	$15,633	$389,651
Accounts receivable	670,251	914,092
Deposit for intangible asset	2,476,159	—
Prepayments, deposits paid and other receivables	1,884,709	964,762
Total current assets	5,046,752	2,268,505

Non-current assets
Property, plant and equipment, net	524,248	90,322
Intangible assets, net	213,191	255,962
Deferred tax assets	40,495	—
Total non-current assets	777,934	346,284

Total assets	$5,824,686	$2,614,789

Current liabilities
Accrued expenses and other payables	$103,680	185,697
Amount due to a related party	242,257	—
Current income tax payable	102,155	303,687
Total current liabilities	448,092	489,384

Non-current liabilities
Deferred tax liabilities	—	43,262

Total liabilities	$448,092	$532,646

Commitments and contingencies

Shareholders’ equity
Ordinary Shares, $0.00004 par value; 1,250,000,000 shares authorized, 26,660,000 (2024: 25,000,000) shares issued and outstanding	1,066	1,000
Additional paid-in capital	4,377,576	407,056
Amount due from immediate holding company	—	(50,000)
Retained earnings	999,360	1,724,087
Accumulated other comprehensive loss	(1,408)	—

Total shareholders’ equity	5,376,594	2,082,143

Total liabilities and equity	$5,824,686	$2,614,789

The accompany notes form an integral part of these consolidated financial statements.

Everbright Digital Holding Limited
Unaudited interim condensed consolidated statements of operation and other comprehensive income
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the six months ended June 30,
	2025	2024
Sales	$710,988	$1,431,662
Cost of sales	(379,946)	(606,747)
Gross profit	331,042	824,915
Other (expenses) income	(182,695)	802
Selling and marketing expenses	(667,691)	—
Administrative expense	(289,140)	(382,310)
(Loss) profit before income tax	(808,484)	443,407
Income tax credit (expense)	83,757	(47,246)
(Loss) profit for the period	$(724,727)	$396,161

Other comprehensive loss
Foreign currency translation adjustment	(1,408)	—
Total comprehensive loss for the period	(726,135)	396,161

(Loss) earnings per share:

Ordinary shares, – basic and diluted	(0.03)	0.16

Weighted average shares outstanding used in calculating basic and diluted (loss) earnings per share
Ordinary shares, – basic and diluted*	25,618,000	2,525,000

*	When calculating the weight averaged number of shares outstanding, the current share capital structure was deemed as it existed throughout the earliest period presented. There were no dilutive financial instruments outstanding that the basic and diluted earnings per share are same.

The accompanying notes form an integral part of these consolidated financial statements.

Everbright Digital Holding Limited
Unaudited interim condensed consolidated statements of changes in equity
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	Common stock outstanding	Amount	Additional paid-in capital	Amount due from immediate holding company	Retained earnings	(Accumulated other comprehensive loss)	Total
Balance as of January 1, 2024	2,525,000	$101	$49,899	$(50,000)	$1,344,657	$—	$1,344,657
Profit and total comprehensive income for the period	—	—	—	—	396,161	—	396,161
Balance as of June 30, 2024	2,525,000	$101	$49,899	$(50,000)	1,740,818	—	1,740,818

Balance as of January 1, 2025	25,000,000	$1,000	$407,056	$(50,000)	$1,724,087	—	$2,082,143
Proceeds from initial public offerings	1,660,000	66	3,970,520	—	—	—	3,970,586
Recapitalization	—	—	—	50,000	—	—	50,000
Loss for the period	—	—	—	—	(724,727)	—	(724,727)
Foreign currency translation adjustment	—	—	—	—	—	(1,408)	(1,408)
Balance as of June 30, 2025	26,660,000	1,066	4,377,576	—	999,360	(1,408)	5,376,594

The accompany notes form an integral part of the consolidated financial statements.

Everbright Digital Holding Limited
Unaudited interim condensed consolidated statements of cash flows
(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the six months June 30,
	2025	2024
Cash flows from operating activities
Net (loss) profit	$(724,727)	$396,161
Adjustments for:
Depreciation of property, plant and equipment	13,260	763
Provision of expected credit loss	182,716	—
Amortization of intangible assets	42,121	41,972
Deferred tax credit	(83,757)	(7,051)
Changes in operating assets and liabilities:
Accounts receivable	61,125	(52,762)
Deposits paid and other receivables	(919,947)	(282,225)
Accounts payable	—	(49,719)
Accrued expenses and other payables	(82,017)	17,726
Receipt in advance	—	(25,575)
Amounts due with related parties	292,257	(46,035)
Current income tax payable	(201,532)	54,297
Net cash (used in) provided by operating activities	(1,420,501)	47,552

Cash flows from investing activities
Acquisition of property, plant and equipment	(450,696)	—
Deposit for intangible assets	(2,476,159)	—
Net cash used in investing activities	(2,926,855)	—

Cash flows from financing activities
Proceeds from issue of ordinary shares	3,970,586	—
Net cash from financing activities	3,970,586	—

(Decrease) increase in cash and cash equivalents	(376,770)	47,552
Exchange difference	2,752
Cash and cash equivalents at beginning of period	389,651	399,300
Cash and cash equivalents at end of period	$15,633	$446,852

Analysis of the balance of cash and cash equivalents
Bank balances	$15,633	$446,852

The accompany notes form an integral part of the financial statements.

Everbright Digital Holding Limited
Notes to the unaudited interim condensed consolidated financial statements
For the six months ended June 30, 2025 and 2024

1.	General information and basis of operation

Everbright Digital Holding Limited is a company incorporated in the Cayman Islands with limited liability. Everbright Digital Holding Limited together with its subsidiaries are defined as the “Company”. As of the date of this report, the Company’s immediate and ultimate parent company is Everbright Digital Global Limited (“Everbright Global”). As of the date of this report, Everbright Global is 100% owned by Mr. Leung Chun Yip (Mr. “Leung”). As of the date of this report, details of the Company and its subsidiaries are as follows:

Name of entity	Date of incorporation	Holding company	Nature of business
Everbright Digital Holding Limited (“Everbright Holding”)	May 18, 2024	Everbright Digital Global Limited	Investment holding
Everbright Digital International Limited (“Everbright International”)	June 1, 2024	Everbright Digital Holding Limited	Investment holding
Hong Kong United Metaverse Limited (“Metaverse”)	March 31, 2021	Everbright Digital International Limited	Electronic Marketing Service

The Company was incorporated on May 18, 2024 and 50,000 Ordinary Shares were acquired by Everbright Global on the same day. On April 26, 2025, for the ease of future capital restructuring in preparing the initial public offering, 49,900 Ordinary Shares of US$1 each were surrendered by the holding company, Everbright Global, to the Company without consideration. On May 8, 2025, pursuant to a Reorganization Agreement, the Company, through Everbright International, acquired 100% interest in Metaverse by the issue of 1 Ordinary Share of US$1 to Everbright Global as considerations.

On June 1, 2024, the Company set up its wholly-owned subsidiary Everbright International as an intermediary holding company.

Metaverse was incorporated on March 31, 2021 with 1 Ordinary Share of HK$1 and was wholly owned by Mr. Leung. On May 8, 2025, pursuant to the Reorganization Agreement, Mr. Leung disposed of his entire interest in Metaverse to Everbright International as mentioned above.

On December 30, 2024, 619 Ordinary Shares were allotted and issued to Everbright Global at par value of US$1.0 each. On the same day, pursuant to a share subscription agreement between the Company and 6 other subscribers, (the “Subscribers”), 280 Ordinary Shares were allotted and issued to the Subscribers for a total consideration of HK$2,800,000 (approximately US$358,046). All these Ordinary Shares rank pari-passu with the exiting shares in all respects.

On January 20, 2025, the Company authorized a share split, changing its share capital from US$50,000 divided into 50,000 shares of a par value of US$1.00 each, to US$50,000 divided into 1,250,000,000 shares of a par value of US$0.00004 each. Under the share split, each ordinary share of the Company was sub-divided to 25,000 ordinary shares of the Company.

Thereafter, there were a total of 25,000,000 Ordinary Shares in issue and outstanding in the share capital of the Company.

On April 21, 2025, the Company completed its initial public offering and allotted and issued   of 1,500,000 ordinary shares at offering price of $4 per shares to public investors for gross proceeds of $6,000,000.

On May 22, 2025, the underwriter, Dominari Securities LLC, partially exercised its over-allotment option to purchase an additional 160,000 ordinary shares of the Company at the offering price of $4 per share for gross proceeds of $640,000.

As of the June 30, 2025 the Company’s shareholders are as follows:

Name of shareholder	Percentage of interest
Everbright Digital Global Limited	72.00
Voyage Advisors Limited	4.90
Value Global Gain Limited	4.90
Real Treasure Corporation Limited	4.60
Mighty Leader Capital Limited	4.60
Well Fortune Industries Limited	4.70
Emperor Victory Capital Limited	4.30
Public investors

Metaverse have been providing marketing services. During the periods covered in these consolidated financial statements, the control of the entities has remained consistent, with Dr. Leung always exercising control. Consequently, the combination has been considered as a corporate restructuring (“Reorganization”) of entities under common control. In compliance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods during which they were under common control. The current capital structure is retroactively reflected in prior periods as if it had existed at that time.

The consolidation of Everbright Digital Holding Limited and its subsidiaries has been accounted for at historical cost and prepared as if the aforementioned transactions had been effective from the beginning of the first period presented in the accompanying consolidated financial statements.

2.	Significant accounting policies

Basis of Presentation and Consolidation — The consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the regulations of the Securities and Exchange Commission (“SEC”), and include the accounts of the Company and its consolidated and wholly owned subsidiaries. The consolidated financial statements reflect the elimination of all significant inter-company accounts and transactions.

Use of Estimates — The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, shareholders’ equity, revenues and expenses during the reporting period, and the disclosure of contingent liabilities at the date of the consolidated financial statements.

On an ongoing basis, management reviews its estimates and if deemed appropriate, those estimates are adjusted. The most significant estimates include allowance for uncollectible accounts receivable, inventory valuation, useful lives and impairment for property and equipment, valuation allowance for deferred tax assets, accruals for potential liabilities and contingencies. Actual results could vary from the estimates and assumptions that were used.

Cash and Cash Equivalents — Cash and cash equivalents consist of the Company’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use. The Hong Kong government provides a guarantee for deposits held in each bank up to HK$500,000 (approximately $63,939). As a result, an amount of $ 325,712 is not covered by this guarantee.

Property and Equipment — Property and equipment included computer equipment and are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of depreciable assets at the following rate:

Computer equipment	5 years

Cost and accumulated depreciation for property retired or disposed of are removed from the accounts, and any resulting gain or loss is included in earnings. Expenditures for maintenance and repairs are charged to expense as incurred.

Impairment of Long-Lived Assets — We evaluate our long-lived assets, including property, plant and equipment, intangible assets and right-of-use assets — operating lease with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. There were no impairment recognized For the six months ended June 30, 2025 and 2024.

Accounts Receivable and Allowance for Doubtful Accounts — Accounts receivable are carried at the original invoiced amount. Accounts receivable are reviewed for impairment on a quarterly basis and are presented net of an allowance for expected credit losses. The allowance for expected credit losses is estimated based on the Company’s analysis of amounts due, historical delinquencies and write-offs, and current economic conditions, together with reasonable and supportable forecasts of short-term economic conditions. The allowance for expected credit losses is recognized in net income (loss) and any adjustment to the allowance for expected credit losses is recognized in the period in which it is determined. Write-offs of accounts receivable, together with associated allowances for expected credit losses, are recognized in the period in which balances are deemed uncollectible. The Company does not have a history of significant write-offs. As of June 30, 2025 and December 31, 2024, the total allowance for expected credit losses on the Company’s accounts receivable were $186,208 and $4,834.

Income Taxes — Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss, capital loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Revenue Recognition — The Company recognizes revenue in accordance with Accounting Standards Update 2014-09, “Revenue from contracts with customers,” (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

Generally, revenue is recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

The Company is providing marketing related services and the service offered by the Company mainly comprise the following:

1. Provision of virtual reality and/or augmented reality modules

2. Total solution

3. Consultancy and market research

1.	Provision of virtual reality and/or augmented reality modules

The Company is engaged to provide virtual reality and/or augmented reality modules to its customers for their use in marketing campaigns.

The contract is typically fixed priced with no variable consideration and does not provide any post contract client support or upgrades. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. The Company designs the modules based on clients’ specific needs which require the Company to perform services including design and development. These services also require significant customization. The performance obligation is satisfied at a point of time and recognized as revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted by the customers. The duration of the development period is short, all less than one year. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Contract liabilities will be recognized when payment was received and charged to statements of operations once the modules were delivered.

2.	Total solution

The Company also provide total solutions to its customers, which include design and development of various intellectual property products and marketing material.

The performance obligation is satisfied at a point of time and recognized as revenue upon the completion of services to the customers, usually at the time when design and development of the intellectual properties and marketing materials are accepted by the customers. The duration of the development period is short, all less than one year. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Contract liabilities will be recognized when payment was received and charged to statements of operations once the total marketing solutions were delivered and accepted by customers.

The contract is typically fixed priced with no variable consideration and does not provide any post contract client support or upgrades. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation.

3.	Consultancy and market research

In certain circumstances, the Company is engaged to provide time to time advisory, consultancy and research services in marketing over the term of the contract. The contract sum is amortized over to contractual term. Proceeds from progress billing is recorded in deferred revenue.

Leases — Under ASC Top 842, “Leases”, the Company determines if an agreement is a lease at inception. Operating leases are included in operating lease — right to use, current portion of operating lease liability, and operating lease liability, less current portion in the Company’s consolidated balance sheets.

As permitted under ASU Topic 842, the Company has made an accounting policy election not to apply the recognition provisions of ASU 2016-02 to short term leases (leases with a lease term of 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term.

Foreign Currency Translation — The Company’s principal country of operations is Hong Kong. The financial position and results of its operation are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s consolidated financial statements are reported using U.S. Dollar (“US$” or “$”).

The consolidated statements of income and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As the cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	June 30, 2025	December 31, 2024
US$ to HK$ Year End	7.85	7.82
US$ to HK$ Average Rate	7.79	7.82

Comprehensive income/loss — Comprehensive income/loss includes net gain/loss and cumulative foreign currency translation adjustments and is reported in the Consolidated Statement of Comprehensive Income or Loss.

Pension Obligations — The Company provides for defined contribution plan in accordance with the Mandatory Provident Fund Schemes Ordinance in Hong Kong. A defined contribution plan generally specifies the periodic amount that the employer must contribute to the plan and how that amount will be allocated to the eligible employees who perform services during the same period.

Segment Reporting and Reporting Units — As of June 30, 2025, the Company operated in Hong Kong through its subsidiaries, which primarily engaged in t the provision of marketing services in Hong Kong.

Management determined that the Company functions as a single operating segment, and thus reports as a single reportable segment. This determination is based on rules prescribed by GAAP applied to the manner in which management operates the Company. The chief operating decision maker is responsible for allocating resources to its operations and assessing performance and obtains financial information, being the consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows, about the Company as a whole.

Earnings Per Share — Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share are computed using the weighted average number of ordinary shares and potentially dilutive ordinary share equivalents, including stock options and warrants. As at December 31, 2024 and June 30, 2025, the Company had no financial instruments that are dilutive.

Commitments and Contingencies — Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, such amount is recognized in other liabilities.

Contingent liabilities are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records contingent liabilities for such contracts.

Fair Value Measurements — Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are classified using the following hierarchy:

●	Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

●	Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data.

●	Level 3. Inputs are unobservable for the asset or liability and include situations in which there is little, if any, market activity for the asset or liability. The inputs used in the determination of fair value are based on the best information available under the circumstances and may require significant management judgment or estimation.

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses reflected as current assets and current liabilities. Due to the short-term nature of these instruments, management considers their carrying value to approximate their fair value.

Related parties — We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of their immediate families and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

New accounting standards

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13 (Topic 326), Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires an asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance became effective for the Company beginning January 1, 2024. The adoption did not have a material impact on the Company’s consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

In November 2024, the Financial Accounting Standards Board (FASB) issued ASU No. 2024-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2024-07), which requires an enhanced disclosure of significant segment expenses on an annual and interim basis. This guidance will be effective for the annual periods beginning the year ended December 31, 2025, and for interim periods beginning January 1, 2025. Early adoption is permitted. Upon adoption, the guidance should be applied retrospectively to all prior periods presented in the financial statements. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In December 2024, the FASB issued ASU No. 2024-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2024-09), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for the annual periods beginning the year ended December 31, 2025. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

3.	Accounts receivable

	At June 30, 2025	At December 31, 2024
Total accounts receivable	$856,459	$918,926
Allowance	(186,208)	(4,834)
	$670,251	$914,092

The management reviewed the payment histories of the customers and the aging receivables that there were no histories of overdue. The provision of expected credit loss during the six months ended June 30, 2025 and 2024 were $182,716 and $nil, respectively.

4.	Prepayments, deposits paid and other receivables

	At June 30, 2025	At December 31, 2024
Rental deposit	$7,644	$—
Deferred offering cost	—	696,220
Prepayment for marketing expenses	1,733,740	—
Prepayment for IT consultancy maintenance services	143,325	268,542
	$1,884,709	$964,762

5.	Property, plant and equipment, net

	At June 30, 2025	At December 31, 2024
Leasehold improvement	$447,429	$—
Computer equipment	94,872	95,228
	542,301	95,228
Accumulated depreciation	(18,053)	(4,906)
	$524,248	$90,322

During the six months end June 30, 2025, the Company made the leasehold improvement for its corporate office of $450,696.

Depreciation included in:

	Six months ended June 30,
	2025	2024
Administrative expense	$13,260	$763

6.	Intangible assets, net

	At June 30, 2025	At December 31, 2024
Acquired software	$418,156	$419,722
Accumulated depreciation	(204,965)	(163,760)
	$213,191	$255,962

During the year ended December 31, 2022, the Company acquired 2 batches of software from an independent third-party software developer amounted to US$178,553 to support the Company’s augment reality marketing projects. In early 2023, to cope with the Company’s expansion, the Company further acquired 2 batches of software amounted to US$241,169.

As of June 30, 2025, the Company made deposit of US$1,482,439, US$611,520 and US$382,200 for the artificial intelligence trading platform, construction of interactive virtual environment and development of virtual reality and 3D simulation scenarios, respectively, it would be transferred to intangible assets upon completion of the development.

Amortization included in:

	Six months ended June 30,
	2025	2024
Cost of sales	$42,121	$41,972

Acquired software was amortized over five years. Estimated annual amortization expense related to acquired software is set out below:

2026	83,631
2027	83,631
2028	45,929
$213,191

7.	Lease

The Company has operating lease for office from its related party. The Company’s leases has remaining lease term of 1 year.

As of December 31, 2025, the Company has no additional material operating leases that have not yet commenced.

The following tables provide information about the Company’s operating leases.

Right-of-use asset – operating lease	At June 30, 2025	At December 31, 2024
Cost	$—	$—
Accumulated amortization	—	—
Total lease cost	$—	$—

	Six months ended June 30,
Other information	2025	2024
Cash paid for amounts included in the measurement of operating lease liabilities	$—	$23,018
Weighted-average remaining lease term – operating leases	—	0.5 year
Weighted-average discount rate – operating leases	—	5.875%

8.	Revenue

An analysis of revenue is set out below:

	Six months ended June 30,
	2025	2024
Revenue recognized at point in time
3D and Augment Reality	$—	$999,744
Total solutions	648,658	420,077
Miscellaneous	8,431	11,841

Revenue recognized over time
Consultancy and market research	53,899	—
	$710,988	$1,431,662

9.	Cost of revenue

An analysis of revenue is set out below:

	Six months ended June 30,
	2025	2024
Subcontracting charges	$299,018	$515,702
Depreciation and amortization	42,121	41,972
Salaries	38,807	49,073
	$379,946	$606,747

10.	Income tax

The Company and its subsidiaries are subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

The Company and its subsidiary, Everbright International, are domiciled in the Cayman Islands and the British Virgin Islands respectively. Both companies currently enjoy permanent income tax holidays; accordingly, both companies do not accrue for income taxes.

The Company’s operating subsidiary, Metaverse incorporated in Hong Kong is subject to an income tax rate of 8.25% for first HK$2,000,000 assessable profits and 16.5% for the assessable profits thereafter.

	Six months ended June 30,
Provision for income tax	2025	2024
Current
Hong Kong	$—	$54,297

Deferred
Hong Kong	(83,757)	(7,051)
Total	$(83,757)	$47,246

Numerical reconciliation of income tax expenses to prima facie tax payable:

	Six months ended June 30,
	2025	2024
(Loss) profit before income tax	$(808,484)	$443,407

Tax effect at the Hong Kong profits tax rate of 16.5%	$(133,400)	$73,162
Differential of local statutory tax rates	5,125	—
Tax effect of preferential tax rate	—	(25,784)
Tax effect of non-assessable income	(3)	(132)
Tax effect of non-deductible expenses	44,521	—
Total	$(83,757)	$47,246

	Six months ended June 30,
Effective income tax rate (%)	2025	2024
Effective income tax rate – Hong Kong	10.77%	10.66%

There were no material unrecognized temporary differences and unsettled tax position.

The components of deferred tax assets their movements were as follows:

	Tax losses	Property, plant and equipment	Intangible assets	Total
Balance as of January 1, 2024	$—	$942	$56,085	$57,027

Charged to statement of operations	—	(125)	(6,926)	(7,051)

Balance as of June 30, 2024	$—	$817	$63,010	$49,976

Balance as of January 1, 2025	—	(1,028)	(42,234)	(43,262)

Charged to statement of operations	91,300	(14,600)	7,057	83,757

Balance as of June 30, 2025	$91,300	$(15,628)	$(35,177)	$40,495

11.	Commitments and contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable.

In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2025 and through the issuance date of these consolidated financial statements.

12.	Supplemental Cash Flow Information

Payments for interest and income taxes were as follows:

	Six months ended June 30,
	2025	2024
Interest	$—	$—
Income taxes	$—	$—

Non-cash transactions:

On May 18, 2024, the Company issued 50,000 ordinary shares of US$1 each to its holding company by debiting US$50,000 due from immediate holding company, it was fully settled by way of settling the expenses on behalf of the Company during the six months ended June 30, 2025.

13.	Related party transactions

For the six months ended June 30, 2025, the Company had the following related party transactions:

Name	Amount	Relationship	Note
Bauhinia Holdings (China) Limited	$23,099	A company controlled by the spouse of the Company’s controlling shareholder	Operating lease payments.

As of June 30, 2025, the Company had the following balances due with related parties:

Name	Amount	Relationship	Note
Everbright Digital Global Limited	$(242,257)	Immediate holding company	Unsecured, interest free and repayable on demand to immediate holding company
Bauhinia Holdings (China) Limited	(3,822)	A company controlled by the spouse of the Company’s controlling shareholder	Accrued lease expense

For the six months ended June 30, 2024, the Company had the following related party transactions:

Name	Amount	Relationship	Note
Bauhinia Holdings (China) Limited	$23,018	A company controlled by the spouse of the Company’s controlling shareholder	Operating lease payments.

As of December 31, 2024, the Company had the following balances due with related parties:

Name	Amount	Relationship	Note
Everbright Digital Global Limited	$50,000	Immediate holding company	Unsecured, interest free current account receivable, repayable on demand

The above transactions were not in arm length transactions that the related party is considered providing favors to the Company. As the balances were repayable on demand, there was no imputed interest concerned.

14.	Concentration and risks

The Company is not exposed to significant financial risks other than the concentration risk, which is analyzed as follows:

Customers

Customers who accounted for 10% or more of the Company’s revenues or with significant outstanding receivables are analysed as follows:

	Revenue for six months ended June 30,		At June 30,	At December 31,
	2025	2024	2025	2024
Customer A	—%	17.06%	—%	33.95%
Customer B	—	—	—	9.13
Customer C	—	—	—	10.02
Customer D	—	24.56	—	18.31
Customer E	—	15.90	—	13.86
Customer F	30.2	—	22.7	—
Customer G	28.7	—	21.4	—
Customer H	32.3	—	24.9	—
Customer I	—	—	12.4	—
Customer J	—	—	14.8	—
	91.2%	57.52%	96.2%	85.27%

15.	Equity

Ordinary Shares

The Company was established under the laws of Cayman Islands (the Cayman law) on May 18, 2023 with authorized share of 50,000 ordinary shares of par value US$1 each.

Upon incorporation, 1 ordinary share of US$1 was issued a par.

On the same date, the Company 49,999 shares of US$1 each were issued at par. All these ordinary shares rank pari-passu with the exiting share in all respect.

The total considerations US$50,000 was outstanding from the immediate holding company, which was presented as a deduction from equity.

As of the June 30, 2025 50,000 ordinary shares were issued and outstanding.

On April 26, 2024, for the ease of future capital restructuring in preparing the initial public offering, 49,900 ordinary shares of US$1 each that were surrendered by the holding company, Everbright Global back to the Company without considerations.

On December 30, 2024, 619 Ordinary Shares were allotted and issued to Everbright Global at par value of US$1.0 each. On the same day, 280 Ordinary Shares were allotted and issued to the Subscribers for a total consideration of HK$2,800,000 (approximately US$354,427). All these Ordinary Shares rank pari-passu with the exiting shares in all respects.

On January 20, 2025, the Company authorized a share split, changing its share capital from US$50,000 divided into 50,000 shares of a par value of US$1.00 each, to US$50,000 divided into 1,250,000,000 shares of a par value of US$0.00004 each. Under the share split, each ordinary share of the Company was sub-divided to 25,000 ordinary shares of the Company.

Thereafter, there were a total of 25,000,000 Ordinary Shares in issue and outstanding in the share capital of the Company.

On April 21, 2025, the Company completed its initial public offering and allotted and issued  of 1,500,000 ordinary shares at offering price of $4 per shares to public investors for gross proceeds of $6,000,000.

On May 22, 2025, the underwriter, Dominari Securities LLC, partially exercised its over-allotment option to purchase an additional 160,000 ordinary shares of the Company at the offering price of $4 per share for gross proceeds of $640,000.

The Company is authorized to issue one class of ordinary share.

The holders of the Company’s ordinary share are entitled to the following rights:

Voting Rights: Each share of the Company’s ordinary share entitles its holder to one vote per share on all matters to be voted or consented upon by the shareholders. Holders of the Company’s ordinary shares are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right: Subject to limitations under the Cayman law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company’s ordinary share are entitled to receive rateably such dividends or other distributions, if any, as may be declared by the Board of the Company out of funds legally available therefor.

Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s ordinary share are entitled to share rateably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company, subject to the prior rights of the holders of the Company’s preferred stock.

Other Matters: The holders of the Company’s ordinary share have no subscription, redemption or conversion privileges. The Company’s ordinary share does not entitle its holders to pre-emptive rights. All of the outstanding shares of the Company’s ordinary share are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s ordinary share are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future.

16.	Subsequent event

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that these consolidated financial statements were available to be issued, there was no subsequent event that required recognition or disclosure.